EXHIBIT 3(a)

RESOLVED, that Section 7 of Article III of the By-Laws of the Company be amended to read in its entirety as follows:

“Section 7.                      Quorum

Except as may be otherwise provided by law or in these By-Laws, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board.”